Exhibit 1

                            KOOR INDUSTRIES LTD.
                          _______________________

              NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          _______________________

                          Tel-Aviv, June 25, 2002

DATE:             Thursday, July 25, 2002

TIME:             11:30 a.m., Israel time

VENUE:            Koor Headquarters
                  Platinum Building
                  21 Ha'arba'ah Street
                  19th Floor
                  Tel Aviv 64739
                  Israel

To the owners and holders
of American Depository Receipts ("ADRs") evidencing American Depository Shares ("ADSs")* held by the owners and holders of ADRs (the "ADRs Holders"):

Issuing Company:         Koor Industries Ltd. ("Koor" or  the "Company")
Deposit Agreement:       Deposit Agreement, dated as of November 13, 1995, by
                         and among, The Bank of New York, as depository (the
                         "Bank"), Koor and the ADRs Holders (the "Deposit
                         Agreement")
ADR CUSIP No:            500507108**
ADS Record Date:         The close of business in New York on June 18, 2002**
Deeming Provisions:      For the purposes of this Notice, any reference to
                         shareholders of Koor (the "Shareholders") shall be deemed also to be a reference to ADR holders.

         Koor hereby gives notice that the Annual General Meeting of Shareholders (the "Meeting") will be held on Thursday, July 25, 2002 at 11:30 a.m., Israel time, at the Company's headquarters located at the Platinum Building, 21 Ha'arba'ah Street, 19th Floor, Tel Aviv 64739, Israel.


-------------------
*    Each ADS represents 0.20 of an Ordinary Share of Koor, par value NIS
     0.001 (the "Ordinary Shares").
** As determined by the Bank, or in reliance on information furnished to Koor by the Bank under the Deposit Agreement.



The Following is the Agenda for the Meeting:

         By Ordinary Resolution:

1. To approve new guidelines for renewals of the directors' and officers' insurance policies ("D&O Policies") of the Company (the "2002 Guidelines") and to empower the management of the Company, at its discretion, to enter into D&O Policies within the 2002 Guidelines for 2002 and onwards.

2. To approve coverage under new D&O Policies within the 2002 Guidelines as specified in resolution No.1 above for: Charles R. Bronfman (Chairman of the Board of Directors of Koor), Jonathan Kolber (Chief Executive Officer and Vice Chairman of the Board of Directors of Koor) and Andrew Hauptman (Director of Koor).

3. To appoint Mrs. Paulette Eitan and Mr. Rolando Eisen to serve as External Directors on the Board of Directors of the Company.

4. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.

         In addition, at the Meeting, the Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2001.



                                            By Order of the Board of Directors

                                            Shlomo Heller
                                            Corporate Secretary

                                                                   Exhibit 2




                            Koor Industries Ltd.
                             Platinum Building
                            21 Ha'arba'ah Street
                                 19th Floor
                           Tel Aviv 64739, Israel
                              _______________

                              PROXY STATEMENT
                              _______________

         This Notice is furnished to the ADR holders of Koor Industries Ltd. ("Koor" or the "Company") in connection with the Annual General Meeting of the shareholders of Koor (the "Meeting"). The Meeting will be held on Thursday, July 25, 2002 at 11:30 a.m., Israel time, at the Company's headquarters located at the Platinum Building, 21 Ha'arba'ah Street, 19th Floor, Tel Aviv 64739, Israel.

         It is proposed to adopt the following Ordinary Resolutions at the
Meeting:

         1. To approve new guidelines for renewals of the directors' and officers' insurance policies ("D&O Policies") of the Company (the "2002 Guidelines") and to empower the management of the Company (the "Management"), at its discretion, to enter into D&O Policies within the 2002 Guidelines for 2002 and onwards. (See Item A1 below.)

         2. To approve coverage under new D&O Policies within the 2002 Guidelines as specified in resolution No.1 above for: Charles R. Bronfman (Chairman of the Board of Directors of Koor), Jonathan Kolber (Chief Executive Officer and Vice Chairman of the Board of Directors of
                  Koor) and Andrew Hauptman (Director of Koor). (See Item A2 below.)

         3. To appoint Mrs. Paulette Eitan and Mr. Rolando Eisen to serve as External Directors on the Board of Directors of the Company. (See Item A3 below.)

         4. To reappoint Somekh Chaikin, a member of KPMG International ("Somekh Chaikin"), as the Company's auditors and to authorize the Board of Directors to determine their audit fees. (See Item A4 below.)

         The Board of Directors will present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2001.

         At the close of business on June 25, 2002, the Company had 15,173,377 outstanding Ordinary Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

         A quorum at any Meeting of the Company shall be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the Ordinary Shares of the Company.

         An Ordinary Resolution shall be deemed to have been passed, if the members present, personally or by proxy, hold shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such Ordinary Resolution. In the case of the Ordinary Resolution described in Item A2 below, however, such an Ordinary Resolution shall be deemed to have been passed, (i) if the "disinterested" members (as such term is defined under the Israeli Companies Law-1999) present, personally or by proxy, hold shares which represent at least one third (1/3) of the voting rights of all of the Ordinary Shares of the "non-interested" holders so present and voting at the Meeting, voted, either personally or by proxy, in favor of each such Ordinary Resolution or
(ii) if the aggregate votes of the "disinterested" members that voted, either personally or by proxy, against such Ordinary Resolution does not exceed one percent of the voting rights of all of the Ordinary Shares. Furthermore, in the case of the Ordinary Resolution described in Item A3 below, such an Ordinary Resolution shall be deemed to have been passed, (i) if the "non-controlling" members (as such term is defined under Israeli Companies Law-1999) present, personally or by proxy, hold shares which represent at least one third (1/3) of the voting rights of all of the Ordinary Shares of the "non-controlling" holders so present and voting at the Meeting, voted, either personally or by proxy, in favor of each such Ordinary Resolution or (ii) if the aggregate votes of the "non-controlling" members that voted, either personally or by proxy, against such Ordinary Resolution does not exceed one percent of all the voting rights of all of the Ordinary Shares.

         According to applicable Israeli law, if within 30 minutes from the time set for the Meeting a quorum shall not be constituted, the Meeting shall be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum shall not be constituted, then the Meeting shall be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The Ordinary Resolutions at such a postponed Meeting shall be deemed to have passed in accordance with the percentage thresholds described in the preceding paragraph.


Item A1 - Approval of the 2002 Guidelines for D&O Policies.

         The Board of Directors recommends that the 2002 Guidelines be adopted by the shareholders at the Meeting and that the shareholders empower the Management, at its discretion, to enter into D&O Policies within the 2002 Guidelines.

         In 1997, the Board of Directors and the shareholders of the Company approved guidelines for D&O Policies. Due to the considerable deterioration in the world insurance market following the events of September 11, 2001 in the United States, directors' and officers' insurance costs have greatly increased. As a result, on February 12, 2002, the Audit Committee and the Board of Directors of the Company approved the 2002 Guidelines and empowered the Management, at its discretion, to enter into new D&O Policies within the 2002 Guidelines. At the Meeting, the Company will seek to obtain shareholder approval for the 2002 Guidelines and empowerment of the Management to enter into new D&O Policies within those guidelines. The following are the general parameters for D&O Policies within the 2002 Guidelines:

         o D&O Policies will provide an "umbrella coverage," covering the directors and officers of Koor and its subsidiaries (the "Koor Group").

         o The total premium cost of D&O Policies will be divided proportionally among the members of the Koor Group according to the weighted percentage of total group coverage attributed to each member of the Koor Group and based on past practice and the recommendations of insurers.

         o The total annual premium cost allocated to Koor will not be greater than one million dollars.

         o The total amount of insured liability will range between one hundred (100) million dollars and one hundred and thirty (130) million dollars.

         o Where claims filed against directors and officers of several members of the Koor Group exceed the limit of liability under D&O Policies, the insured indemnity will be divided among the respective members of the Koor Group in proportion to the extent of their participation in the annual premium cost.

        o         There will not be any deductibles for directors and officers.

        o The per claim deductible for Koor will be negotiated annually with the insurers but will not exceed:

                  o two hundred and fifty (250) thousand dollars plus 20% of any amount paid by the insurers for security claims in the US and Canada;

                  o one hundred (100) thousand dollars for any other claims in the US and Canada; and

                  o twenty five (25) thousand dollars for all other claims worldwide.

        o In general, the terms of D&O Policies will be agreed to by the Management and will be in accordance with industry standards.

         The Board of Directors' resolutions which describe in further detail the 2002 Guidelines may be inspected at the Corporate Secretary's Office at the Company's offices during normal business hours.

         It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

         "RESOLVED, that the 2002 Guidelines be approved and that the Management be empowered to enter into D&O Policies within the 2002 Guidelines for the year 2002 and onwards."

         The Board of Directors recommends voting FOR adoption of the 2002 Guidelines and empowerment of the Management to enter into new D&O Policies within the 2002 Guidelines for the year 2002 and onwards.

Item A2 - Approval of Coverage under D&O Policies within the 2002 Guidelines for Charles R. Bronfman, Jonathan Kolber and Andrew Hauptman.

         The Board of Directors recommends that the shareholders approve coverage under D&O Policies within the 2002 Guidelines for: Charles R. Bronfman (Chairman of the Board of Directors of Koor), Jonathan Kolber (Chief Executive Officer and Vice Chairman of the Board of Directors of
Koor) and Andrew Hauptman (Director of Koor).

          It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

         "RESOLVED, that Charles R. Bronfman's, Jonathan Kolber's and Andrew Hauptman's coverage under new D&O Policies within the 2002
Guidelines for the year 2002 and onwards be approved."

         The Board of Directors recommends voting FOR the coverage of Charles R. Bronfman, Jonathan Kolber and Andrew Hauptman under the new D&O Policies within the 2002 Guidelines for the year 2002 and onwards.

Item A3 - Approval of the Appointment of Mrs. Paulette Eitan and Mr. Rolando Eisen to Serve as External Directors on the Board of Directors of the Company.

         The Board of Directors recommends to appoint Mrs. Paulette Eitan and Mr. Rolando Eisen to serve as External Directors on the Board of the Directors of the Company.

         Mrs. Eitan is the Managing Director of Paulette Eitan, Business Planning Services Ltd., a management consulting firm focusing on business strategy, performance, monitoring and management incentive programs, mostly for Israeli high- tech and multinational companies. Mrs. Eitan serves as a board member in several companies, including Silicom Ltd., Pitkit Ltd. and A.On Line Capital Ltd. Mrs. Eitan has an MBA in Business from Tel Aviv University and a B.Sc. in Economics and Business from HEC-Paris. Mrs. Eitan is an Israeli citizen.

         Mr. Eisen serves as a board member in several companies, including Mercantile Discount Bank Ltd., Elite Industries Ltd. (External Director until July 2002), Merchav Building Materials Ltd., I.D.B. Holdings Ltd. (External Director) and Amidar Ltd. Mr. Eisen is the founder and Chairman of the Board of Green Market, a company in the area of direct delivery of grocery and other food products and is a shareholder ("interested") and director in Healthcare Technologies Ltd. which is traded on NASDAQ. Mr. Eisen has a B.Sc. in Industrial Management from Carnegie Mellon University. Mr. Eisen is an Israeli citizen.

         Mrs. Eitan and Mr. Eisen will be replacing Mr. Moshe Dovrat and Mr. Jacob Hornik whose terms as External Directors on the Board of Directors of the Company expired in March 2002.

         It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

         "RESOLVED, that Mrs. Paulette Eitan and Mr. Rolando Eisen be and are hereby appointed as External Directors and members of the Board of Directors of the Company."

         The Board of Directors recommends voting FOR the appointment of Mrs. Paulette Eitan and Mr. Rolando Eisen to serve as External Directors on the Board of Directors.


Item A4 - Reappointment of Auditors and Determination of Fees.

         Shareholders are requested to reappoint the Company's existing auditors, Somekh Chaikin, as the auditors of the Company until the Company's next Annual General Meeting, and to authorize the Board of Directors to determine their fees for such period.

         It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

         "RESOLVED, that the Company's auditors, Somekh Chaikin, be, and they hereby are reappointed as auditors of the Company until the next Annual General Meeting of Shareholders, and that the Board of Directors be, and is hereby authorized to determine the fees of the said auditors."

         The Board of Directors recommends voting FOR the reappointment of Somekh Chaikin as auditors of the Company.

                                 * * * * *


         The Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2001. A representative of the Management is expected to be present at the Meeting, and to be available to respond to appropriate questions from the shareholders.

         Other than as set forth above, Management knows of no other business to be acted upon at the Meeting.

         The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy and return it in the enclosed envelope.


                                            By Order of the Board of Directors

                                            Shlomo Heller
                                            Corporate Secretary


Tel-Aviv, Israel
June 25, 2002






                                                                  Exhibit 3


                                [PROXY CARD]

                             KOOR INDUSTRIES LTD.
                        Instructions to The Bank of New
                              York, as Depositary
                            (Must be received prior
                  to the close of business on July 18, 2002)


The undersigned, registered Holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of stock represented by such Receipt of Koor Industries Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 18, 2002 at the Annual General Meeting of Shareholders of Koor Industries Ltd. to be held on July 25, 2002 in respect of the resolutions specified on the reverse.

NOTES:

1. Please direct the depositary how it is to vote by marking the appropriate box by each resolution.

2. If no voting instructions are received by the Depositary on or before July 18, 2002, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote such Deposited Securities in proportion to the votes cast by holders of all Shares.


                                                          KOOR INDUSTRIES LTD.
                                                                P.O. BOX 11230
                                                     NEW YORK, N.Y. 10203-0230


To change your address, please mark this box  [  ]


To include any comments, please mark this box [  ]


Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.




Mark, Sign, Date and Return                [X]
the Proxy Card Promptly                    ---
Using the Enclosed               Votes must be indicated
Envelope.                        (x) in Black or Blue ink.






The following is the Agenda for the Meeting:

By Ordinary Resolution:                                      FOR      AGAINST

1.   To approve new guidelines for renewals of the
     directors' and officers' insurance policies
     ("D&O Policies")of the Company (the "2002 Guidelines")
     and to empower the management of the Company, at its
     discretion, to enter into D&O Policies within the
     2002 Guidelines for 2002 and onwards.                    |_|       |_|

2.   To approve coverage under new D&O Policies
     within the 2002 Guidelines as specified in
     resolution No.1 above for: Charles R. Bronfman
     (Chairman of the Board of Directors of Koor),
     Jonathan Kolber (Chief Executive Officer and
     Vice Chairman of the Board of Directors of
     Koor) and Andrew Hauptman (Director of Koor).            |_|       |_|

3.   To appoint Mrs. Paulette Eitan and Mr. Rolando Eisen
     to serve as External Directors on the Board of
     Directors of the Company.                                |_|       |_|

4.   To reappoint Somekh Chaikin, a member of KPMG
     International, as the Company's auditors and to
     authorize the Board of Directors to determine their
     audit fees.                                              |_|       |_|




                                   The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.


              Date             Share Owner sign here         Co-Owner sign here


          -------------        -------------------------     ------------------